Exhibit 12

AIRGAS, INC.

COMPUTATION OF FINANCIAL RATIOS

(in thousands, except ratios)

	Fiscal Year Ended March 31,
Ratio of Earnings to Fixed Charges	1999	2000	2001	2002	2003	Nine Months Ended 12/31/03
EARNINGS COMPUTATION:

Pretax income from continuing operations before equity method earnings	$79,319	$67,033	$46,681	$74,556	$105,536	$88,052
Fixed charges	74,697	71,862	77,611	69,167	70,974	51,697
Distributed income of equity investees	4,533	3,973	3,668	2,583	2,507	1,652

	$158,549	$142,868	$127,960	$146,306	$179,017	$141,401

FIXED CHARGES COMPUTATION:

Interest expensed	$62,588	$58,712	$62,737	$52,881	$50,598	$33,963
Amortization of capitalized expenses related to debt	309	317	307	1,143	2,124	1,782
Estimate of the interest component of rent expense	11,800	12,833	14,567	15,143	18,252	15,952

Fixed charges for purposes of computation	$74,697	$71,862	$77,611	$69,167	$70,974	$51,697

RATIO OF EARNINGS TO FIXED CHARGES	2.12X	1.99X	1.65X	2.12X	2.52X	2.74X